Exhibit 11.1

Grupo TMM, S.A. and Subsidiaries
Computation of Earnings per Share (IFRS & U.S. GAAP)
($ in thousands, except ratio data)

	June 30,		December 31,
	2004	2003	2003	2002	2001	2000	1999
Shares at the end of period	56,963,137	56,963,137	56,963,137	56,963,137	56,963,137	17,441,590	17,441,590
Yearly weighted average shares	56,963,137	56,963,137	56,963,137	56,963,137	18,693,635	17,441,590	13,705,204
IFRS:
Net Income (Loss) from continuing operations	(10,945)	9,891	(86,662)	(42,609)	8,925	7,265	76,611
Net (Loss) Income from discontinued operations						(5,535)	(139,259)
Net Income (Loss)	(10,945)	9,891	(86,662)	(42,609)	8,925	1,730	(62,648)
Earnings (Loss) per share from continuing operations	(0.192)	0.174	(1.521)	(0.748)	0.477	0.419	5.590
(Loss) Earnings per share from discontinued operations						(0.321)	(10.161)
Earnings (Loss) per share	(0.192)	0.174	(1.521)	(0.748)	0.477	0.098	(4.571)
U.S. GAAP:
Net Income (Loss) from continuing operations		(61,112)	(136,937)	(24,486)	(12,345)	4,988	82,778
Net (Loss) Income from discontinued operations		90,377	89,867	35,134	30,181	(1,165)	(153,541)
Net (Loss) Income from extraordinary item—Net						(5,075)
Net Income (Loss)		29,265	(47,070)	10,648	17,836	(1,252)	(70,763)
Earnings (Loss) per share from continuing operations		(1.073)	(2.404)	(0.430)	(0.640)	0.287	6.042
(Loss) Earnings per share from discontinued operations		1.587	1.578	0.617	1.614	(0.069)	(11.208)
(Loss) Earnings per share from extraordinary item—Net						(0.293)
Earnings (Loss) per share		0.514	(0.826)	0.187	0.974	(0.075)	(5.166)